SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the six-month period ended June 30, 2005. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of June 30, 2005, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for capital;

•	general economic conditions;

•	performance of financial markets and its effect on our ability to refinance our obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Six-month period ended June 30, 2005 compared to the six-month period ended June 30, 2004

Revenues

Total revenues during the six-month period ended June 30, 2005 decreased 29.7%, or Ps. 793.0 million, to Ps. 1,880.4 million from the Ps. 2,673.4 million generated over the same period of the 2004, due to the reduction in our long distance revenues, as a result of lower international long distance rates.

Long Distance. Revenues derived from our long distance services for the six-month period ended June 30, 2005 decreased 49.0%, or Ps. 925.4 million, to Ps. 963.8 million from Ps. 1,889.2 million recorded during the same period in 2004. The decrease in revenue is mainly due to the reduction of international long distance rates. The decrease in international rates was mainly attributable to the expiration in August of 2004 of the proportionate return system. Total volume of minutes handled decreased 1.0% to 1,773.3 million in the six-month period ended June 30, 2005 from 1,790.4 million minutes for the same period of 2004. The decrease in volume is mainly explained by a 13.2% reduction in total lines in service from 509,755 at June 30, 2004 to 442,582 at June 30, 2005 as a result of focusing our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 51.3% and 70.7% of our total revenues during the six-month periods ended June 30, 2005 and June 30, 2004, respectively.

Data, Internet and Local Services. During the six-month period ended June 30, 2005, data, internet and local service revenues reached Ps. 916.6 million, a 16.9% increase over the Ps. 784.3 million of data, internet and local services revenue recorded during the same period of 2004. This increase was primarily due to the sustained growth of our internet and local services. Our data, internet and local service segment has consistently increased its share of our revenue and represented 48.7% of our total revenues during the six-month period ended June 30, 2005, compared to 29.3% during the same period of 2004.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V., (“Telmex”), international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services decreased 55.1%, or Ps. 796.0 million, to Ps. 648.3 million for the six-month period ended June 30, 2005 from Ps. 1,444.3 million recorded during the six-month period ended June 30, 2004. The reduction in cost of services is primarily due to the decrease in international settlement payments as a result of lower international rates and the reduction of surcharges related to other international services no longer provided, coupled with an 1.0% decrease in total volume.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the six-month period ended June 30, 2005 slightly increased 0.2%, or Ps. 3.0 million, to Ps. 1,232.1 million from Ps. 1,229.1 million in the same period of 2004.

The increase in revenues of our high margin services such as data, internet and local fully compensated for the greater reduction in our long distance service revenues. Our gross margin, defined as gross profit as a percentage of total revenues, was 65.5% in the six-month period ended June 30, 2005 as compared to 46.0% reported in the same period of the previous year.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, only increased 1.1%, or Ps. 7.4 million, to Ps. 703.1 million in the six-month period ended June 30, 2005 from Ps. 695.6 million recorded in the same period of 2004.

For the six-month period, ended June 30, 2005 and June 30, 2004, administration, selling and other operating expenses represented 37.4% and 26.0% of total revenues, respectively. This increase was primarily the result of our declining revenue, which did not correspond to a decrease in administration selling and other operating expenses.

Depreciation and amortization

Depreciation and amortization decreased 11.5%, or Ps. 57.0 million, to Ps. 437.6 million in the six-month period ended June 30, 2005, from Ps. 494.6 million for the same period of 2004. This decrease is mainly the result of an accelerated depreciation of voice equipment during the first half of 2004, which did not occur during 2005.

Operating income

Operating income reached Ps. 91.4 million in the six-month period ended June 30, 2005 compared to Ps. 38.8 million recorded in the six-month period ended June 30, 2004. This increase is due to lower depreciation and amortization during the six-month period ended June 30, 2005, as our gross profit and our operating expenses in the six-month periods ended in June 30, 2004 and June 30, 2005 were similar.

Comprehensive financial result

During the six-month period ended June 30, 2005, our comprehensive financial result was Ps. 31.2 million loss, compared to a Ps. 212.2 million loss reported during the same period of 2004. The following table sets forth our comprehensive financial results for the periods under review:

	Six-month period ended June 30,
	(in millions of constant pesos)
	2004	2005
Interest expense	(233.7)	(220.6)
Interest income	6.9	12.2
Exchange (loss) gain, net	(55.3)	143.6
Gain from monetary position	69.9	33.5

Comprehensive financial result, net	(212.2)	(31.2)

Since all of our indebtedness is U.S. dollar-denominated and since there was a 5.0% appreciation of the Peso against the U.S. dollar for the period June 30, 2004 through June 30, 2005, interest expense decreased 5.6%, or Ps. 13.1 million, to Ps. 220.6 million in the six-month period ended June 30, 2005, from Ps. 233.7 million in the same period of the previous year.

Interest income increased to Ps. 12.2 million in the six-month period ended June 30, 2005, from Ps. 6.9 million recorded in the comparable period of 2004, due to a higher average cash balance and higher interest rates.

Exchange gain for the six-month period ended June 30, 2005 was Ps. 143.6 million compared to an exchange loss of Ps. 55.3 million recorded during the same period of 2004. We recorded a foreign exchange gain as a result of a 3.7% appreciation of the Peso against the U.S. dollar during the six-month period ended June 30, 2005, while during the same period of 2004 the Peso depreciated 1.6% against the U.S. dollar.

Gain from monetary position totaled Ps. 33.5 million for the six-month period ended June 30, 2005 compared to Ps. 69.9 million for the six-month period ended June 30, 2004. The decrease is primarily due to a lower Mexican inflation of 0.8% for the six-month period ended June 30, 2005, compared to 1.6% inflation recorded for the same period of 2004, coupled with a slight decrease in our net monetary position.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income taxes and asset taxes, which are computed and paid separately by each entity. For the six-month periods ended June 30, 2005 and June 30, 2004, Servicios Alestra recorded an asset tax of Ps. 1.5 million and Ps. 2.0 million, respectively. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the six-month periods ended June 30, 2005 or June 30, 2004.

Net Income (loss)

During the six-month period ended June 30, 2005 we recorded a net income of Ps. 52.0 million compared to a net loss of Ps. 189.3 million during the same period of 2004. Our net income during the first half of 2005 was a result of higher operating income coupled with a lower comprehensive financial loss as a result of an exchange gain, as compared to the same period of 2004.

Current Liquidity

As of June 30, 2005, December 31, 2004 and June 30, 2004 we had Ps. 786.8 million, Ps. 639.2 million and Ps. 637.0 million of unrestricted cash available, respectively. Our unrestricted cash balance increased Ps. 149.8 million from June 30, 2004 to June 30, 2005 due to our continuing positive operating results. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of June 30, 2005, we had cash of Ps. 26.0 million and temporary investments of Ps. 760.8 million, of which Ps. 696.9 million are in U.S. dollar-denominated instruments and Ps. 63.9 million are in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of June 30, 2005, December 31, 2004 and June 30, 2004, our ratio of current assets to current liabilities was 1.17x, 1.80x and 1.57x, respectively. Our ratio of current assets to current liabilities as of June 30, 2005 includes as current liabilities the total principal amortization of the corresponding Senior Notes due 2006 that will be payable on May 2006 and also the corresponding amortization of the Senior Notes due 2010 that will be payable on December 2005 and June 2006.

	As of June 30, 2005		As of December 31, 2004		As of June 30, 2004
	(in millions of constant pesos, excluding ratios)
Unrestricted cash balance	Ps.	786.8	Ps.	639.2	Ps.	637.0
Current ratios (times)		1.17x		1.80x		1.57x

Net debt during the six-month period ended June 30, 2005 was reduced by $15.0 million to $323.0 million from $338.0 million recorded on December 31, 2004, which is also lower than the $342.5 million net debt as of June 30, 2004. The reduction in net debt from December 31, 2004 to June 30, 2005 is the result of the increase in cash balance of $16.3 million, $2.8 million of new indebtedness and $1.4 million of debt amortizations.

On May 15, 2005 we paid the holders of our Senior Notes due 2006 and 2009 interest in the amount of $5.1 million dollars and on June 30, 2005, we paid to holders of our Senior Notes due 2010 interest in the amount of $12.2 million dollars from our internally-generated funds.

Capital expenditures during the six-month period ended June 30, 2005 amounted to Ps. 144.3 million, Ps. 3.3 million higher than the Ps. 141.0 million invested in the same period of 2004.

In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on June 1, 2005 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective through December 30, 2005.

Indebtedness

As of June 30, 2005, $304 million aggregate principal amount of our 8% Senior Notes due 2010, which pay interest semi-annually in cash in arrears on June 30 and December 30, were outstanding. We also had outstanding $37.1 million aggregate principal amount of our 12.125% Senior Notes due 2006 and $45.9 million of our 12.625% Senior Notes due 2009, which pay interest semi-annually in cash in arrears on May 15 and November 15.

We also have an outstanding credit facility with Hewlett Packard de México, S.A. de C.V. which is being paid through monthly principal amortizations and is subject to an average annual fixed interest rate of 6.9%. As of June 30, 2005, the balance of the credit facility was $4.3 million dollars.

In addition, we have a capital lease contract for telecommunications equipment with The Capita Corporation de Mexico, S.A. de C.V., with a balance as of June 30, 2005 of $2.7 million dollars. Final maturity of this facility is in May 2008.

Legal Proceedings

Teleglobe

On March 23, 2004, Teleglobe America Inc. filed a lawsuit before the Commonwealth of Virginia demanding the payment of $4.1 million, equivalent to 16.6 million minutes of international traffic that Teleglobe alleged “Alestra and/or the originator of the international switched traffic failed to declare and pay the foreign-end correspondent for terminating such traffic”. On February 9, 2005, the Court issued the corresponding judgment, stating that we had demonstrated that Teleglobe’s lawsuit had no merit because we paid Teleglobe transit fee payments and had no obligation to pay additional fees. On July 15, 2005, a settlement agreement was reached with Teleglobe resolving all the disputes raised by Teleglobe under the lawsuit.

Senior Notes Litigation

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against us, our equity holders and the trustee of the indentures governing our Senior Notes due 2006 and our Senior Notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003.

We moved, and WRH cross-moved, for summary judgment on WRH’s claim that its Senior Notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the court granted our motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004.

In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its Senior Notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the Senior Notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the trustee of the indentures governing our Senior Notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint has been fully briefed and is pending before the Court.

Concurso Mercantil

On October 6, 2003, Eximius Capital Funding, Ltd. (“Eximius”), an entity related to WRH, filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (the “LCM”) against us.

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil.

The judgment required Eximius to pay all court fees and expenses, including legal and expert’s fees.

Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004, which was also resolved in favor of Alestra. This is a final judgment which confirms the previous resolution granted by the court of appeals and the lower court.

Other Developments

Extension of the Service Mark License Agreement

Our service agreement with AT&T, pursuant to which we are entitled to use the AT&T registered service mark to market all of our services, expired on October 16, 2004.

On October 14, 2004, December 20, 2004, February 23, 2005, May 19, 2005 and August 2, 2005, we temporarily extended this agreement until December 31, 2004, February 28, 2005, May 31, 2005, August 31, 2005 and November 30, 2005, respectively, to allow us to continue to negotiate in good faith with AT&T the terms and conditions for an extension of the license agreement.

Delisting our Senior Notes due 2010 from the New York Stock Exchange

On July 13th, 2005, we filed an application with the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) to withdraw our 8% Senior Notes due 2010 from listing on the NYSE.

On August 5th, 2005, the SEC published in the Federal Register the notice of our application to withdraw our Senior Notes due 2010 from listing and registration on the NYSE and provided for a 25 day comment period. The Senior Notes due 2010 will be delisted promptly upon approval by the SEC.

Item 2. Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2005

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

	December 31, 2004		June 30, 2005
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	639,185	Ps	786,800
Trade receivables, net		364,027		323,325
Due from affiliates and other related parties		139,195		176,703
Recoverable taxes		3,394		3,183
Other receivables		46,983		19,246
Prepaid expenses		21,221		50,545

Total current assets		1,214,005		1,359,802

REAL ESTATE AND EQUIPMENT, NET		5,692,930		5,399,294
DEFERRED CHARGES AND OTHER ASSETS, NET		897,020		760,454

Total assets		7,803,955		7,519,550

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers		131,610		136,803
Other accounts payable		111,608		98,057
Senior Notes		—		534,051
Bank loans and notes payable		31,012		38,253
Due to affiliates and other related parties		119,884		69,449
Other accounts payable and accrued expenses		278,548		289,699

Total current liabilities		672,662		1,166,312

LONG-TERM LIABILITIES:
Senior Notes		4,398,621		3,664,389
Bank loans and notes payable		33,912		38,111
Due to affiliates and other related parties		143,326		158,531
Estimated liabilities for seniority premiums and pension plans		67,463		73,397

Total liabilities		5,315,984		5,100,740

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		79,589		79,589

Contributed capital		1,260,935		1,260,935
Earned surplus		1,227,034		1,157,873

Total majority interest		2,487,969		2,418,808
Total minority interest		2		2

Total stockholders’ equity		2,487,971		2,418,810

Contingencies and commitments
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps	7,803,955	Ps	7,519,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

	Six months period ended June, 30,
	2004		2005
REVENUES
Long distance services	Ps	1,889,169	Ps	963,807
Data, internet and local service		784,272		916,623

		2,673,441		1,880,430
COST OF SERVICES (excluding depreciation):
Long distance services		(1,252,233)		(421,000)
Data, internet and local service		(192,114)		(227,337)

		(1,444,347)		(648,337)

Administration, selling and other operating expenses		(695,630)		(703,068)
Depreciation and amortization		(494,632)		(437,635)

OPERATING INCOME		38,832		91,390

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(233,673)		(220,550)
Interest income		6,885		12,195
Exchange (loss) income, net		(55,271)		143,589
Gain from monetary position		69,899		33,526

		(212,160)		(31,240)

OTHER EXPENSE, NET		(13,961)		(6,596)

(Loss) income before provision for asset tax		(187,289)		53,554

Asset tax		(2,039)		(1,526)

Net (loss) income	Ps	(189,328)	Ps	52,028

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

							Earned surplus
	Capital stock				Restatement of capital stock		Gain from restatement		Retained earnings		Majority interest		Minority interest		Total Stockholder’s equity
	Fixed		Variable
Balance at December 31, 2003	Ps	300	Ps	1,181,046	Ps	79,589	Ps	376,547	Ps	968,315	Ps	2,605,797	Ps	2	Ps	2,605,799

Changes in 2004:
Net loss		—		—		—				(189,328)		(189,328)		—		(189,328)
Gain from restatement		—		—		—		159,102		—		159,102		—		159,102

Comprehensive (loss) income		—		—		—		159,102		(189,328)		(30,226)		—		(30,226)

Balance at June 30, 2004		300		1,181,046		79,589		535,649		778,987		2,575,571		2		2,575,573

Balance at December 31, 2004		300		1,181,046		79,589		343,786		883,248		2,487,969		2		2,487,971

Changes in 2005:
Net income		—		—		—				52,028		52,028		—		52,028
Deficit from restatement		—		—		—		(121,189)		—		(121,189)		—		(121,189)

Comprehensive (loss) income		—		—		—		(121,189)		52,028		(69,161)		—		(69,161)

Balance at June 30, 2005	Ps	300	Ps	1,181,046	Ps	79,589	Ps	222,597	Ps	935,276	Ps	2,418,808	Ps	2	Ps	2,418,810

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

	For the six months ended June 30,
	2004		2005
OPERATING ACTIVITIES:
Net (loss) income	Ps	(189,328)	Ps	52,028
Adjustments to reconcile net income (loss) to resources provided by operating activities:
Depreciation and amortization		494,632		437,635

		305,304		489,663
Changes in working capital:
Trade receivables, net		82,439		40,702
Due from affiliates and other related parties		(87,406)		(37,508)
Recoverable taxes and other receivables		3,842		27,948
Prepaid expenses and other assets		(6,088)		(29,324)
Accounts payable		62,012		(8,358)
Due to affiliates and other related parties		36,939		(35,230)
Accrued interest, expenses and other payables		(248)		17,085

Resources provided by operating activities		396,794		464,978

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(136,388)		(130,406)
Deferred charges and other assets		(5,333)		1,784

Resources used in investing activities		(141,721)		(128,622)

FINANCING ACTIVITIES:
Decrease of Senior Notes		(2,922)		(734,232)
Bank loans and notes payable, net		(51,056)		545,491

Resources used in financing activities		(53,978)		(188,741)

Increase in cash and cash equivalents		201,095		147,615
Cash and cash equivalents, beginning of period		435,893		639,185

Cash and cash equivalents, end of period	Ps	636,988	Ps	786,800

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

1.	ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V..

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2004.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession was modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

On January 20, 2005, AT&T and SBC Communications Inc. (“SBC” ), announced that their boards had approved a deal under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T´s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006. Currently, management is not able to predict the outcome of SBC´s agreement to acquire AT&T and the effects it could have on Alestra.

Alestra’s service agreement with AT&T, pursuant to which Alestra is entitled to use the AT&T registered service mark to market all of its services, expired on October 16, 2004. On October 14, 2004, December 20, 2004, February 23, 2005, May 19, 2005 and August 2, 2005, Alestra temporarily extended this agreement until December 31, 2004, February 28, 2005, May 31, 2005, August 31, 2005 and November 30, 2005, respectively, to allow Alestra to continue to negotiate in good faith with AT&T the terms and conditions for an extension of the license agreement.

If this agreement is not renewed, Alestra may not be able to use the AT&T service mark. If Alestra is unable to use the AT&T service mark, its operation and financial results would likely be materially and adversely affected. In addition, Alestra cannot predict whether any extension of or new agreement regarding the AT&T service mark will be on terms as favorable as the current agreement governing the AT&T service mark.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps. 3,623,232 (US$304 million) of new Senior Notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps. 3,403,569 (US$287 million) of the Old Senior Notes and paid Ps. 1,304,503 (US$110 million) as a cash tender offer to extinguished Ps. 2,371,824 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps. 178,462,538 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

In order to maintain the viability of the Company, Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

2.	PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2004 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to June 30, 2005 purchasing power by applying the corresponding restatement factor.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

3.	CONTINGENCY

In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its Senior Notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its Senior Notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the Old Senior Notes had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

4.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Six months ended June 30,
	2004		2005
Reconciliation of net income (loss):
Net income (loss) as reported under Mexican GAAP		Ps (189,290)	Ps	52,028

U.S. GAAP adjustments:
Difference in interest expense		135,762		137,355
Reversal of debt issuance costs, net		(5,778)		1,793
Fifth amendment effect on depreciation expense		(38,623)		(48,839)
Reversal of preoperating expense amortization		112,048		112,063
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(556)		(556)
Depreciation of capitalized interest under U.S. GAAP		(3,357)		(3,358)

Total U.S. GAAP adjustments		199,496		198,458

Net income under U.S. GAAP	Ps	10,206	Ps	250,486

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

	Six months ended June 30,
	2004		2005
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,575,053	Ps	2,418,810

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,349,711)		(1,080,633)
Effect on debt issuance costs		(142,963)		(142,963)
Accumulated amortization of debt issuance costs		2,976		6,451
Fifth amendment effect on real estate and equipment		147,851		364,969
Preoperating expenses		(2,154,044)		(2,154,044)
Accumulated amortization of preoperating expenses		1,535,106		1,759,247
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		46,945		46,945
Accumulated depreciation for comprehensive financing costs and interest capitalization		(35,209)		(43,035)

Total U.S. GAAP adjustments		(1,949,051)		(1,243,065)

Total stockholders’ equity under U.S.GAAP	Ps	626,002	Ps	1,175,745

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2004		2005
Balance at beginning of period	Ps	615,796	Ps	925,259
Net income for the year		10,206		250,486

Balance at end of period	Ps	626,002	Ps	1,175,745

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of June 30, 2004 and June 30, 2005 is as follows:

	2004		2005
Capital stock	Ps	11,168,365	Ps	11,168,365
Accumulated losses		(10,542,363)		(9,992,620)

Total stockholders’ equity under U.S. GAAP	Ps	626,002	Ps	1,175,745

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the six months ended June 30, 2004 and June 30, 2005:

	2004		2005
Net revenues	Ps	2,673,441	Ps	1,880,430
Cost of services (excluding depreciation presented separately below)		(1,444,347)		(648,337)
Administration and selling		(695,630)		(703,068)
Depreciation and amortization		(425,107)		(378,325)

Operating income		108,357		150,700

Comprehensive financial result:
Interest income		6,885		12,195
Interest expense		(97,883)		(82,639)
Exchange (loss) gain, net		(55,271)		143,589
Gain from monetary position		69,899		32,970

		(76,370)		106,115
Debt issuance costs, net		(5,780)		1,793
Other expense		(13,960)		(6,596)

Net income before asset tax		12,247		252,012
Asset tax		(2,039)		(1,526)

Net income for the period	Ps	10,208	Ps	250,486

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps142,590 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps116,872 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating Expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for six months ended June 30, 2004 and June 30, 2005 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to June 30, 2005 purchasing power.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2005)

	Six months ended June 30,
	2004		2005
OPERATING ACTIVITIES:
Net income	Ps	10,206	Ps	250,486
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(69,885)		(32,970)
Unrealized exchange gain (loss)		52,377		(142,911)
Depreciation and amortization		424,629		378,325
Allowance for doubtful accounts		(4,110)		13,797
Changes in operating assets and liabilities:
Current assets		29,523		(46,124)
Current liabilities		126,713		(36,824)

Cash flows provided by operating activities		569,453		383,779

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(136,361)		(130,406)
Deferred charges and other assets		(5,332)		1,784

Cash flows used in investing activities		(141,693)		(128,622)

FINANCING ACTIVITIES:
Payments of bank loans		(50,009)		(16,926)

Cash flows used in financing activities		(50,009)		(16,926)

Net effect of inflation on cash and cash equivalents		(176,695)		(90,616)

Increase in cash and cash equivalents		201,056		147,615
Cash and cash equivalents, beginning of period		435,807		639,185

Cash and cash equivalents, end of period	Ps	636,863	Ps	786,800

Interest and taxes paid:
Interest paid	Ps	212,144	Ps	190,901
Asset tax paid		914		761

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: August 30, 2005